Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

June 20, 2024	Client-Matter: 63454-030

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pearlyne Paulemon and Ms. Pam Howell
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A Post Qualification Amendment No. 8 Filed: June 17, 2024 File No. 024-12013

Dear Ms. Paulemon and Ms. Howell:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 20, 2024 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A (the “Offering Statement”), Post-Qualification Amendment No. 8, as filed with the SEC on June 17, 2024.

For your convenience, our response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

General

1. We note the response to prior comment 2 that you are offering only one series of LROs per property. However, we continue to note two series related to the 3353 North 2nd Street Philadelphia PA property. Please revise or advise.

Response:

The Company acknowledges the comment and notes that it had removed any reference to two series of LROs relating to the subject property in the filed Offering Statement. There are two properties with two separate loans with similar addresses- 3353 North 2nd Street, Philadelphia, and 3355 North 2nd Street. As discussed, the Company no longer offers more than one series of LRO per property.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn
Brian S. Korn

cc:	Nick Bhargava
Groundfloor Finance Inc.

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